Property & Equipment Ceiling Test
12/31/2013

			TRLT TB
Evaluated OK properties			3,016,360		Ceiling Test
Evaluated TX properties			6,467,654
Non-Producing Leasehold Costs			4,758,805
Total			14,242,819		<A>	13,038,750	NBV
					SMOG.4	(12,060,015)	Tax basis
Accumulated Depletion			(1,204,069)			978,735	Book-Tax difference
Total			(1,204,069)			332,770	Related deferred income taxes using tax rate
					<D>	12,705,980	Net net book value after income tax effect
Net Assets			13,038,750	<A>
					<B>	26,524,574	PV Future Net Revenue-Discounted
	Reserve Report				SMOG.4	12,060,015	Tax basis
	Undiscounted		Discounted			14,464,559	Difference between PVFNR and tax basis
Future net revenue	53,560,159		26,524,574	<B>	   	4,917,950	Tax effected

Estimated tax basis	12,060,015	SMOG.4	12,060,015	SMOG.4
						Net, Net Book Value
Future net revenue (taxable)	41,500,144		14,464,559		<B>	26,524,574	PV Future Net Revenue-Discounted
					   	(4,917,950)	Income tax effect
Rate	34%		34%			21,606,624	Ceiling
					<D>	(12,705,980)	Net net book value
Deferred Taxes	14,110,049		4,917,950			8,900,644	Excess ceiling

Future net revenue after tax	27,390,095		9,546,609

Note 1:	This ceiling impairment test is performed based on guidelines of Regulation S-X, section 210.4-10, which relates to Oil and Gas Full Cost Accounting.
	Since there is an excess ceiling, no write-down of assets is necessary. PFW.

Torchlight Energy
Full Cost Ceiling Test
Year Ended December 31, 2012

	12/31/2012

Total Capitalized Costs	$4,013,576

Less Accumulated DD&A	(551,890)

Net Capitalized Costs	3,461,686

PV-10 Value of Proved Reserves	3,299,600	Per NSAI Reserve Report

Less Income Tax Effects (Discounted)	(391,000)	From SMOG Calculation

Plus Unevaluated Costs	577,658	Primarily Coulter #1

Add Back Asset Retirement Obligation	11,521	To Prevent Double Counting

Full Cost Ceiling	3,497,779

Cushion / (Writedown Indicated)	36,093